Sticker to Prospectus
April 19, 2007
The prospectus for LEAF Equipment Leasing Income Fund III, L.P. consists of this sticker, the prospectus dated February 7, 2007 and Cumulative Supplement No. 1 dated April 19, 2007. The cumulative supplement describes the status of the offering and financing we have obtained to implement our borrowing strategy, and updates the “Management” section of the prospectus.
This supplement forms a part of, and must be accompanied or preceded by, the prospectus.

LEAF Equipment Leasing Income Fund III, L.P.
Cumulative Supplement No. 1
to the
Prospectus dated February 7, 2007
April 19, 2007
Summary of this Cumulative Supplement
We are providing you with this cumulative supplement to update and revise the prospectus dated February 7, 2007. This cumulative supplement forms a part of, and must be accompanied or preceded by, the prospectus.
The primary purposes of this cumulative supplement are to:
•	describe the status of the offering;

•	describe the financing we have arranged to implement our borrowing strategy; and

•	update the “Management” section of the prospectus.
You should carefully review the prospectus and this cumulative supplement before subscribing for units.
Forward-Looking Statements and Associated Risks
Certain statements included in this cumulative supplement and its exhibits address activities, events or developments that we and our general partner anticipate, as of the date of this cumulative supplement, will or may occur in the future. For example, the words “believes,” “anticipates,” and “expects” are intended to identify forward-looking statements. These forward-looking statements include such things as:
•	investment objectives;

•	references to future operating results and financial success;

•	business strategy;

•	estimated future capital expenditures;

•	competitive strengths and goals; and

•	other similar matters.
These statements are based on certain assumptions and analyses made by us and our general partner in light of our experience and our perception of historical trends, current conditions, and expected future developments. However, whether actual results will conform with these expectations is subject to a number of risks and uncertainties, many of which are beyond our control, including those set forth in “Forward-Looking Statements and Associated Risks” on page 20 of the prospectus. Thus, all of the forward-looking statements made in this cumulative supplement and its exhibits are qualified by these cautionary statements. You are urged not to place undue reliance on these forward-looking statements because actual results may differ materially from those anticipated by us and our general partner. For a more complete discussion of the risks and uncertainties to which we are subject, see “Risk Factors” in the prospectus.
Status of the Offering
On March 13, 2007, we satisfied the minimum offering requirements and began operations. As of April 19, 2007, we had sold 161,056 limited partner units to 305 investors, including units sold through reinvestments of distributions. This resulted in gross offering proceeds of $16,070,782 from our investors.

Our Financing
We will use debt facilities in addition to our offering proceeds to fund equipment acquisitions for our lease portfolio. As of March 30, 2007, we have obtained a revolving warehouse credit facility from National City Bank as lender and agent for various other lenders with the following principal terms:
•	an aggregate borrowing limit of $25 million collateralized by specific lease receivables and related equipment;

•	a term of 180 days;

•	interest and principal payments from us are due monthly to the lender as payments from our customers are received under our leases and secured loans;

•	there is no provision for renewing the line of credit, therefore we expect to replace the line of credit with other financing or negotiate with National City Bank to renew it; and

•	the agreement allows us to elect interest calculated at LIBOR plus 1.75% per annum.
Also, the terms of this credit facility with National City Bank include financial covenants related to our leverage used, including a cap on senior leverage of 7.5:1.
Management
Our General Partner
Robert J. Hunter, age 42, has been Executive Vice President and Chief Marketing Officer of LEAF Financial since February 2007. Prior to joining LEAF Financial, Mr. Hunter was Senior Vice President with Citicorp Vendor Finance, which is part of Citicapital, a business unit of Citigroup, from June 2001 to February 2007. From October 1998 to June 2001 Mr. Hunter was Senior Vice President of Sales and Marketing for Fidelity Leasing prior to Citicorp’s acquisition of Fidelity Leasing in 2001. From 1988 to 1998, Mr. Hunter held several sales and senior management positions with Master Lease Corporation and subsequently Tokai Financial Services. Mr. Hunter holds a B.S. degree in Accounting and Business Administration from The University of New York. Mr. Hunter also has been an active member of the Equipment Leasing and Finance Associations and served as Chairman of the Small Ticket Business Council as well as a member of the Industry Future Council and Financial Accounting Committee.

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